Filed by salesforce.com, inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14d-2

of the Securities Exchange Act of 1934, as amended

Subject Company: Tableau Software, Inc.

(Commission File No. 01-35925)

The following communication is being filed in connection with the acquisition of Tableau Software, Inc. by salesforce.com, inc.

Salesforce Distribution Team FAQ

What should I tell my customer about this?

Please refer to key messages at the top of the FAQ.

What does this mean for my customer as it relates to Salesforce’s product strategy?

See the Tech & Product section in the FAQ for how this combination fits with Salesforce’s product strategy.

My customer is also a Tableau customer. Should I engage with my customer differently now?

No. For now, nothing is changing. Customers should continue reaching out to their existing sales and support teams at Salesforce and Tableau, separately. Please review the interim Rules of Engagement.

Can customers buy Tableau products from Salesforce now?

No. For now, nothing is changing. Customers should buy Tableau products from the Tableau sales team.

How are Tableau products sold today? Are they sold direct or through the channel?

Tableau sells both directly and through the Channel. About a third of their business is sold/delivered through the channel.

Does Tableau currently sell internationally?

Tableau has a presence in 12 countries outside North America. They utilize resellers and partners in countries where they do not have a location.

I am selling Einstein Analytics or Datorama. What does this mean for these two products?

Nothing is changing at this time. You should continue to work on your deal pursuits and/or with your counterpart as you have in the past.

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Einstein Analytics: Einstein Analytics’ focus on the CRM installed base will continue. See the Tech & Product section in the FAQ for further details about what this means for the future strategy of these products. Should you have other questions, please post to Cloud: Selling Einstein Analytics.

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Datorama: Datorama’s focus on data integration for marketers will continue. See the Tech & Product section in the FAQ for further details about what this means for Datorama product strategy. Should you have other questions, please post to Cloud: Selling Datorama.

Is there customer overlap between Tableau and Salesforce?

Yes, there is overlap with some of our customers today. For now, nothing is changing with the relationships. Customers should continue reaching out to their existing sales and support teams at Salesforce and Tableau, separately.

What should I do if my customer asks about how this combination impacts their in-flight or future analytics purchasing decisions?

Both Tableau and Salesforce enable users to extract insights from data without technical skills or coding, with different strengths and complementary focus areas. See the Tech & Product section in the FAQ the key differences and synergies between Tableau, Einstein Analytics and Datorama in your conversations with customers.

I am currently collaborating on a deal with a competitor of Tableau. What should I do?

For now, nothing changes—it’s business as usual. Please continue to work with your counterpart as you have in the past. We ask that you stay focused on the quarter. And once the transaction closes, we will share updated rules of engagement between the sales teams.

I am currently collaborating on a deal with Tableau. What should I do?

For now, nothing changes—it’s business as usual. Please continue to work with your counterpart as you have in the past. We ask that you stay focused on the quarter. And once the transaction closes, we will share updated rules of engagement between the sales teams.

I am currently in deals where Tableau is competing with us. What should I do?

Given this transaction has not yet closed, it is business as usual, nothing changes. You should continue to focus on the needs of your customer and pursue your deal as you have done in the past.

What do I do if my customer indicates to me that his/her company is confused or worried about the acquisition?

Escalate to your manager and / or post a comment on the Cloud: Selling Tableau Chatter group.

You can also refer to the following key talking points to address any questions or concerns:

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Our success is based on our ability to anticipate the needs of our customers and provide them the solutions they need to grow their businesses and drive their own success. This is why we decided to acquire Tableau.

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We see opportunities to build on each other’s capabilities and deeply integrate our products, across all types of data, regardless of where it lives, across all types of use cases in large and small organizations.

•	With Tableau and Einstein together, Salesforce will deliver the most intelligent and intuitive analytics and visualization platform for every department and every user at any company.

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Customer success is a core value and that means we’re committed to ensuring we are easy to do business with - this extends to our pricing and packaging. We know we need to continually deliver the solutions you need at the right price point and Tableau is a reflection of this commitment.

•	Please let us know of any concerns, and we will work to address them as soon as we can.

•	As I’m sure you can appreciate, there are legal restrictions on what we can do prior to closing, but we are interested in your views as to what we should be working toward as we prepare for closing.

One of my customers wants to talk to Tableau. How do I get them to the right account executive?

Please direct them to https://www.tableau.com/. Once the transaction closes, we will share updated rules of engagement between the sales teams.

As a Customer Facing employee, what are my rules of engagement with Tableau?

The rules of engagement can be found in the Cloud: Selling Tableau Chatter group. We ask that you stay focused on the quarter. And once the transaction closes, we will share updated rules of engagement between the sales teams.

As an SDR, what do I do if I get inbound interest in Tableau?

Please direct them to https://www.tableau.com/. Once the transaction closes, we’ll share updated rules of engagement between the sales teams.

Can I reach out to the Tableau sales team now?

Your focus should be on crushing your month and Q2. Please refer to the rules of engagement before reaching out to the Tableau sales team available in the Cloud: Selling Tableau Chatter group.

If there is a customer of both Salesforce and Tableau, who should they call for support?

For now, nothing is changing. You should continue reaching out to your existing support teams at Salesforce and Tableau, separately.

Can customers buy Tableau products from Salesforce now?

No. For now, nothing is changing. If you’re interested in purchasing Tableau products, please visit Tableau’s website https://www.tableau.com/.

I have a sales-related question not addressed in this FAQ. Who do I contact?

Please (a) post all questions to the Cloud: Selling Tableau Chatter group and (b) @mention Cloud: Selling Einstein Analytics or Cloud: Selling Datorama as applicable. The cross reference ensures complete coverage.

Additional Information and Where to Find It

The exchange offer referenced in this communication has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares, nor is it a substitute for any offer materials that salesforce.com, inc. (“Salesforce”), its acquisition subsidiary or Tableau Software, Inc. (“Tableau”) will file with the U.S. Securities and Exchange Commission (the “SEC”). At the time the exchange offer is commenced, Salesforce and its acquisition subsidiary will file a tender offer statement on Schedule TO, Salesforce will file a registration statement on Form S-4 and Tableau will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the exchange offer. THE EXCHANGE OFFER MATERIALS (INCLUDING AN OFFER TO EXCHANGE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER EXCHANGE OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION. TABLEAU STOCKHOLDERS ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF TABLEAU SECURITIES SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING EXCHANGING THEIR SECURITIES. The Solicitation/Recommendation Statement, the Offer to Exchange, the related Letter of Transmittal and certain other exchange offer documents will be made available to all Tableau stockholders at no expense to them. The exchange offer materials and the Solicitation/Recommendation Statement will be made available for free on the SEC’s website at www.sec.gov. Copies of the documents filed with the SEC by Salesforce will be available free of charge under the Financials heading of the Investor Relations section of Salesforce’s website at www.salesforce.com/investor or by contacting Salesforce’s Investor Relations department at investor@salesforce.com. Copies of the documents filed with the SEC by Tableau will be available free of charge under the SEC filings heading of the Investor section of Tableau’s website at https://investors.tableau.com or by contacting Tableau’s Investor Relations department at ir@tableau.com.

In addition to the Solicitation/Recommendation Statement, the Offer to Exchange, the related Letter of Transmittal and certain other exchange offer documents, Salesforce and Tableau file annual, quarterly and current reports and other information with the SEC. You may read and copy any reports or other information filed by Salesforce and Tableau at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Salesforce’s and Tableau’s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at http://www.sec.gov.

Forward-Looking Statements

This communication contains forward-looking information related to Salesforce, Tableau and the acquisition of Tableau by Salesforce that involves substantial risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed or implied by such statements. Forward-looking statements in this communication include, among other things, statements about the potential benefits of the proposed transaction, Salesforce’s plans, objectives, expectations and intentions, the financial condition, results of operations and business of Salesforce or Tableau, and the anticipated timing of closing of the proposed transaction. Risks and uncertainties include, among other things, risks related to the ability of Salesforce to consummate the proposed transaction on a timely basis or at all; the satisfaction of the conditions precedent to consummation of the proposed transaction, including having a sufficient number of Tableau’s shares being validly tendered into the exchange offer to meet the minimum condition; Salesforce’s ability to secure regulatory approvals on the terms expected, in a timely manner or at all; Salesforce’s ability to successfully integrate Tableau’s operations; Salesforce’s ability to implement its plans, forecasts and other expectations with respect to Tableau’s business after the completion of the transaction and realize expected synergies; the ability to realize the anticipated benefits of the proposed transaction, including the possibility that the expected benefits from the proposed transaction will not be realized or will not be realized within the expected time period; the impact of Tableau’s business model on Salesforce’s ability to forecast revenue results; disruption from the transaction making it more difficult to maintain business and operational relationships; the negative effects of the announcement or the consummation of the proposed transaction on the market price of Salesforce’s common stock or on Salesforce’s operating results; significant transaction costs; unknown liabilities; the risk of litigation or regulatory actions related to the proposed transaction; the effect of the announcement or pendency of the transaction on Tableau’s business relationships, operating results, and business generally; the effect of general economic and market conditions; the impact of geopolitical events; the impact of foreign currency exchange rate and interest rate fluctuations on Salesforce’s results; Salesforce’s business strategy and Salesforce’s plan to build its business, including Salesforce’s strategy to be the leading provider of enterprise cloud computing applications and platforms; the pace of change and innovation in enterprise cloud computing services; the seasonal nature of Salesforce’s sales cycles; the competitive nature of the market in which Salesforce participates; Salesforce’s international expansion strategy; Salesforce’s service performance and security, including the resources and costs required to avoid unanticipated downtime and prevent, detect and remediate potential security breaches; the expenses associated with new data centers and third-party infrastructure providers; additional data center capacity; real estate and office facilities space; Salesforce’s operating results and cash flows; new services and product features; Salesforce’s strategy of acquiring or making investments in complementary businesses, joint ventures, services, technologies and intellectual property rights; the performance and fair value of Salesforce’s investments in complementary businesses through Salesforce’s strategic investment portfolio; Salesforce’s ability to realize the benefits from strategic partnerships, joint ventures and investments; the impact of future gains or losses from Salesforce’s strategic investment portfolio including gains or losses from overall market conditions that may affect the publicly traded companies within Salesforce’s strategic investment portfolio; Salesforce’s ability to execute its business plans; Salesforce’s ability to successfully integrate acquired businesses and technologies; Salesforce’s ability to continue to grow unearned revenue and remaining performance obligation; Salesforce’s ability to protect its intellectual property rights; Salesforce’s ability to develop its brands; Salesforce’s reliance on third-party hardware, software and platform providers; Salesforce’s dependency on the development and maintenance of the infrastructure of the Internet; the effect of evolving domestic and foreign government regulations, including those related to the provision of services on the Internet, those related to accessing the Internet, and those addressing data privacy, cross-border data transfers and import and export controls; the valuation of Salesforce’s deferred tax assets and the release of related valuation allowances; the potential availability of additional tax assets in the future; the impact of new accounting pronouncements and tax laws; uncertainties affecting Salesforce’s ability to estimate its tax rate; the impact of expensing stock options and other equity awards; the sufficiency of Salesforce’s capital resources; factors related to Salesforce’s 2023 and 2028 senior notes, revolving credit facility, 2021 term loan and loan associated with 50 Fremont; compliance with Salesforce’s debt covenants and lease obligations; current and potential litigation involving Salesforce; and the impact of climate change.

Further information on these and other risk and uncertainties relating to Salesforce can be found in its reports filed on Forms 10-K, 10-Q and 8-K and in other filings Salesforce makes with the SEC from time to time and available at www.sec.gov. These documents are available under the Financials heading of the Investor Relations section of Salesforce’s website at www.salesforce.com/investor. The forward-looking statements included in this communication are made only as of the date hereof. Salesforce and Tableau assume no obligation and does not intend to update these forward-looking statements, except as required by law.